UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001- 31970

ZF TRW AUTOMOTIVE HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Delaware	81-0597059
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

12001 Tech Center Drive

Livonia, Michigan 48150

(734) 855-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph S. Cantie

Executive Vice President and Chief Financial Officer

ZF TRW Automotive Holdings Corp.

12001 Tech Center Drive

Livonia, Michigan 48150

(734) 855-2600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, ZF TRW Automotive Holdings Corp. (f/k/a TRW Automotive Holdings Corp.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 26, 2015
ZF TRW AUTOMOTIVE HOLDINGS CORP.

		By:	/s/ Joseph S. Cantie
Name: Joseph S. Cantie
Title: Executive Vice President and Chief Financial Officer